File No. 82-34956
Furnished pursuant to Rule 12g3-2(b)


DIAMYD
MEDICAL

DIAMYD MEDICAL ADDS TO PREVIOUSLY REPORTED POSITIVE EFFICACY RESULTS WITH DIAMYD™ IN TYPE 1 DIABETES PATIENTS AT A EUROPEAN SCIENTIFIC DIABETES MEETING IN COPENHAGEN

Press Release, Stockholm, Sweden – September 18, 2006 – Diamyd Medical AB
(SWEDEN OMXS: DIAM B; USA ADR: DMYDY)

Professor Johnny Ludvigsson, Linkoping University Hospital, Linkoping, Sweden and Principal Investigator for the Diamyd™ phase II study in 70 patients with recent onset type 1-diabetes, presented further results from the study at the European Diabetes meeting EASD in Copenhagen.

Major conclusions were:


06017086


meal (AUC), month 3, 9 and 15
Month 3
Month 9
Month 15
0
-0.1
-0.2
-0.3
-0.4
-0.5
-0.6
-0.7
-0.8
pmol/ml*2hour
p=0.02
p=0.01
Diamyd
Placebo

At months 9 and 15, the decline in C-peptide levels after a stimulated meal was significantly lower in the Diamyd™ treated group as compared to placebo.

- Two single administrations of Diamyd™, four weeks apart, demonstrated safety and efficacy in slowing the decline of C-peptide levels after a stimulated meal at 15 months.
- Diamyd™ treated patients required less insulin than placebo patients.
- Diamyd™ treated patients with a disease duration shorter than 3 months showed an improved insulin production.
- Diamyd™ offers a compelling, first in class, therapeutic for beta cell preservation in type 1-diabetes, in particular due to ease of use and patient acceptance.


Change from Day 1 in C-peptide after a stimulated meal at
minutes after meal
0
30
60
90
0
-0.05
-0.1
-0.15
-0.2
-0.25
-0.3
-0.35
-0.4
-0.45
pmol/ml
p=0.01 (AUC)
Diamyd
Placebo

Over a 2 hour period after a meal, Diamyd™ treated patients showed a lesser decline in C-peptide levels than placebo patients.

As announced previously, the results from the Diamyd™ study demonstrated that the group of 35 recently diagnosed type 1-diabetes patients that received Diamyd™ produced approximately twice as much meal stimulated insulin, as measured by C-peptide levels (Area Under the Curve) 15 months after the first treatment as compared to the placebo group ($p = 0.01$). As insulin and C-peptide are produced in equal amounts

and C-peptide is easier to measure, meal stimulated C-peptide levels is the most important parameter to follow in a type 1-diabetes study where the aim is to preserve beta cell function. C-peptide levels in both groups experienced a decline but the decline was significantly inhibited in the Diamyd™ group. There were no significant differences in fasting C-peptide levels between the two groups

- The relative insulin requirements in the Diamyd™ treated group increased less than in the placebo group compared on a percentage basis (p=0.05).


Insulin Dose, percentage change from month 1
60%
50%
40%
30%
20%
10%
0%
Month 3
Month 9
Month 15
Diamyd
Placebo

There was a tendency of lower insulin requirement in the Diamyd™ group than in the placebo group (p=0.05).

- There was no difference in HbA1c levels between the Diamyd™ group and the placebo group. This is consistent with type 1-diabetes patients striving to reach normal blood glucose levels through their standard insulin treatments.

- There was a tendency of increased GAD antibody levels in the Diamyd™ group compared to the placebo group indicating that the drug candidate has an immunomodulating effect.

- Although subgroups were too small for statistical calculations, Diamyd™ treated patients with a disease duration of less than 3 months showed improved C-peptide levels at 15 months (n=4), whereas placebo treated patients showed a decline (n=7).


Change from Day 1, C-peptide AUC,
Disease duration at intervention 0-<3 months
Month 3
Month 9
Month 15
0,4
0,2
0
-0,2
-0,4
-0,6
-0,8
-1
pmol/ml*2hour
Diamyd
Placebo

Diamyd™ treated patients with a disease duration of less than 3 months (n=4) showed improved C-peptide levels whereas placebo patients with same disease duration (n=7) showed a decline.

These results provide strong support that the administration of Diamyd™ is effective in preserving islet cell function in type 1-diabetes patients. Additionally, maintenance of endogenous insulin production is important as it helps patients to better control their disease and reduce long-term complications.

Finally, as in all previously reported clinical studies with Diamyd ™, the results also strongly support the safety of Diamyd™ administration. There were no serious adverse events reported that were related to the Diamyd™ treatment.

The study is now in a follow up stage of 15 months. The Clinical Trial Report from this study is currently in preparation.

"With these positive results in the type 1-diabetes study, the likelihood that the ongoing Phase II Clinical Trial with 160 LADA-patients will be successful has increased", says Anders Essen-Moller, President and CEO of Diamyd Medical. Preliminary results from the LADA trial are planned to be presented in the summer 2007.

About Diamyd Medical

Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd™ against autoimmune diabetes. Diamyd™ is currently involved in ongoing clinical Phase II trials of both type 1- and type 2-diabetes patients.

GAD65 is a dominating autoantigen in autoimmune diabetes and is the active substance in Diamyd™. GAD65 is also an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from the UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene. . It also has been granted a license from the University of Florida for the use of GAD in therapeutic applications related to the treatment of type 1-diabetes.

Diamyd Medical has outlicensed the use of the GAD65-gene to Neurologix Inc., New York, for treatment of Parkinson's disease and clinical Phase I studies are ongoing.

Other projects comprise drug development within gene therapy using the patent protected NTTDS system (Nerve Targeted Drug Delivery System). The projects mainly make use of Enkephalin and GAD and are targeted for chronic pain e.g. diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has operations in Stockholm (Sweden) and in Pittsburgh (USA) and its shares are quoted at the Stockholmborsen O-List (OMX:DIAM B). The Diamyd share is also traded in the US through a Level 1 ADR program administered by the Bank of New York. (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

Contact Information

Anders Essen-Möller, President, Tel: +46 (0) 8-661-0026, Cell: +46-70-551-0679
Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.

The Swedish GAD-vaccination Trial: Outcomes of a Phase II Safety and Efficacy Trial with Diamyd™ for Preservation of Beta Cell Function in Children with Type 1 Diabetes.



J.Ludvigsson, R.Casas, O. Vaarala, G. Forsander, S.A.Ivarsson, C.Johansson, A.Lindh, N.O.Nilsson, J.Åman, E.Örtqvist, J.A.Robertson, Sweden

DIAMYD MEDICAL

Study: D/P2/04/3



Background

- Immune interventions at onset of diabetes in children so far have given
  - no or limited effect
  - too serious side effects
- GAD can prevent diabetes in experimental animals
- GAD vaccination (20 microgram) in LADA patients saved beta cell function (Agardh et al 2005)

Design of the Study

- Randomized, double blind, placebo-controlled clinical trial.
- Either placebo or 20 microg GAD (Diamyd™) sc at Days 1 and 30.
- Sustacal loads with determination of C-peptide (Delphia)
  - 0,30,60,90,120 minutes
  - day 1 and at 3 months, 9 months, 15 months
  - will continue at 21 and 30 months

Ludvigsson et al

Subjects and Inclusion Criteria

- 70 patients, male and female, with Type 1 diabetes
- 10 - 18 years at diagnosis of Type 1 diabetes and at first Diamyd vaccination. Disease duration 0-18 months at intervention.
- Fasting-C-peptide 0.1 nmol/l or more at screening.
- Positive for GAD65 auto-antibodies at screening.
- Written informed consent both from patients and both parents.

Ludvigsson et al



Baseline Data

	GAD (Diamyd™)	Placebo
	Means ± SD	Means ± SD
Fasting s/C-peptide at screening, pmol/ml	0.337 ± 0.158	0.336 ± 0.178
C-peptide AUC Day 1, pmol/ml*2hour	1.239 ± 0.569	1.414 ± 0.867
Age, years	13.8 ± 2.3	12.8 ± 1.9
Duration of diabetes, (months) at intervention	9.9 ± 5.3	8.8 ± 5.4
GADA, Units (median)	500	500
GADA Day 1, % <500 U	42.9	32.4
GADA Day 1, % > 500 U	57.1	67.6

Ludvigsson et al

Change from Day 1 in C-Peptide after Sustacal Challenge; *9 Months*


Minutes after meal
Diamyd
Placebo
0
-0.05
-0.1
-0.15
-0.2
-0.25
-0.3
-0.35
Pmol/ml
0
30
60
90
120
p=0.02 (AUC)

***Conclusion:** Over a 2 hour period after a meal, Diamyd™ treatment group's C-peptide production declined less than placebo group when compared to measurements obtained at day 1.*

Ludvigsson et al

Change from Day 1 in C-Peptide after Sustacal Challenge; *15 Months*


Minutes after meal
Diamyd
Placebo
0
30
60
90
120
0
-0.05
-0.1
-0.15
-0.2
-0.25
-0.3
-0.35
-0.4
-0.45
Pmol/ml
p=0.01 (AUC)

Conclusion: Over a 2 hour period after a meal, Diamyd™ treatment group's C-Peptide production declined less than placebo group when compared to measurements obtained at day 1.

Ludvigsson et al

Change in C-Peptide, AUC


Change in C-peptide, AUC, Month 3 to 15
Month 3
Month 9
Month 15
Diamyd
Placebo
pmol/ml*2hour
0
-0.1
-0.2
-0.3
-0.4
-0.5
-0.6
-0.7
-0.8

DIAMYD MEDICAL Study: D/P2/04/3

Ludvigsson et al

No decline of Max C-Peptide when GAD given to patients with <3 months disease duration


Change from Day 1, Maximum C-peptide, Disease duration at intervention 0-<3 months
Diamyd
Placebo
Month 3
Month 9
Month 15
0.2
0
-0.2
-0.4
-0.6
-0.8
pmol/ml

Ludvigsson et al

DIAMYD Study: D/P2/04/3

No decline of C-Peptide AUC when GAD given to patients with <3 months disease duration


Change from Day 1, C-peptide AUC, Disease duration at intervention 0-<3 months
Diamyd
Placebo
Month 3
Month 9
Month 15
0.4
0.2
0
-0.2
-0.4
-0.6
-0.8
-1
pmol/ml*2hour

Ludvigsson et al

DIAMYD Study: D/P2/04/3

Less C-peptide decline also in patients treated with 3-6 months disease duration


Change from Day 1, Maximum C-peptide, Disease duration at intervention 3-<6 mon
Diamyd
Placebo
Month 3
Month 9
Month 15
0.1
0
-0.1
-0.2
-0.3
-0.4
-0.5
-0.6
-0.7
pmol/ml

Ludvigsson et al

DIAMYD MEDICAL Study: D/P2/04/3

Less increase of insulin dose in the GAD intervention group


Insulin Dose, Percentage Change from Month 1
Diamyd
Placebo
60%
50%
40%
30%
20%
10%
0%
Month 3
Month 9
Month 15

DIAMYD Study: D/P2/04/3

Adverse Events

	Diamyd™	Placebo
Connective tissue	3	6
Nervous system	3	3
Immune System	2	1
Blood	1	1
Serious AE	1	3

There were no treatment-related Serious Adverse Events.

DIAMYD Study: D/P2/04/3

Ludvigsson et al



Conclusions

- GAD 65 has demonstrated efficacy in slowing the decline of C-peptide Levels after sustacal load.
- GAD 65 therapy proposes a novel, first-in-class therapy for slowing the progression of autoimmune Type 1 diabetes.
- GAD 65 offers a compelling therapeutic option for type 1 diabetes due to ease of use and patient acceptance.

Ludvigsson et al